From:
Gary Burkinshaw
Chief Executive Officer
Shawcore Development Corp.
329 Manchester Road
Deepcar, Sheffield
England, S36 2RB

AMMENDMENT #7

Re: Form S-1/A filed August 16, 2010 File No, 333-162461

To Whom It May Concern:

On behalf of Shawcore Development Corp. a Nevada corporation (the "Company"), we submit the following responses which correspond to the numerical comments contained in the Securities and Exchange Commission letter dated August 30 (the "SEC Letter") regarding the Registration Statement on Form S-1 (the "Registration Statement").

Description of Business, Page 17

General

1) The company has not engaged Public Financial Services LLC or any of its affiliates for any services whatsoever.

Risk Factors, Page 5

If we do not obtain additional financing....Page 5

2) The Company has revised the Registration statement to ensure dates are correct thought the Form S-1.

Plan of Operation Page 24

3) The Company has included discussion and analysis of results of operation and liquidity for the non-months ended May 31, 2010.

Unaudited Financial Statements for the Nine-Months Ended May 31, 2010.

4) The inception date has been updated.

5) There have been no subsequent events from 5/31/10 through today.

Shawcore Development Corp.


/s/ Gary Burkinshaw
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Gary Burkinshaw, CEO